

Mail Stop 3561

March 17, 2016

Kelcy L. Warren
On Behalf of General Partner of
Energy Transfer Corp LP
8111 Westchester Drive
Dallas, Texas 75225

> **Re:** **Energy Transfer Corp LP**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 7, 2016**
> **File No. 333-208187**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2016 letter.

Risk Factors

Risks Related to the Businesses of ETE and the ETE Entities

A downgrade of ETE's or the ETE Entities' respective credit ratings…, page 54

1. We note your statement that "ETE has a significant amount of debt outstanding." Please revise to quantify the amount of debt that ETE currently has outstanding, in order to provide context for this discussion.

Compensation Discussion and Analysis

Annual Bonus, page 319

2. We note that, in granting the 2015 bonuses, the compensation committees "took into account the achievement by the respective partnerships of all of the targeted performance objectives for 2015 and the individual performances of each of the named executive officers, as well as the study results of Longnecker and Towers Watson." Please revise to describe in greater detail the criteria considered with respect to each named executive officer when determining whether to grant a bonus to such named executive officer and the size of such bonus.

Equity Awards, page 321

3. We note that, in approving the grant of unit awards, "the applicable compensation committee took into account a number of performance factors as well as the long-term objective of retaining such individuals as key drivers of the partnership's future success, the existing level of equity ownership of such individuals and the previous awards to such individuals of equity awards subject to vesting." Please revise to describe in greater detail the criteria considered with respect to each named executive officer when determining the number of unit awards to be awarded to such named executive officer.

Our 2016 Long-Term Incentive Plan, page 337

4. We note your disclosure that "ETC contemplates that awards covering [up to 171.6 million] ETC common shares will be granted to officers and directors immediately following the closing of the merger." Please include disclosure regarding these grants in appropriate places, including in the Summary section and in the risk factor on page 42. If these grants will materially impact the presentation in the prospectus of the percentage of ETC to be owned by WMB shareholders, ETE and ETC management/affiliates after the merger, please revise accordingly.

Exhibit 5.1

5. Please revise the first and third paragraphs of the opinion to include the contingent consideration rights that are covered by the registration statement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Exhibit 8.1

6. We note that counsel has assumed the execution and delivery of all documents. This assumption is inappropriate with respect to counsel's client. Please provide a revised opinion that limits this assumption to parties other than the registrant or that deletes this assumption entirely.

7. Please revise the last paragraph to include counsel's consent to be named in the "Legal Matters" section of the prospectus, as well.

Exhibit 8.2

8. We note that counsel has assumed the execution and delivery of all documents. This assumption is inappropriate with respect to counsel's client. Please provide a revised opinion that limits this assumption to parties other than the Williams Companies, Inc. or that deletes this assumption entirely.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products